Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development LLC	Nevada
AutoZone International Holdings, Inc.	Nevada
AutoZone IP LLC	Nevada
AutoZone Latin America Holdings LLC	Nevada
AutoZone Northeast LLC	Nevada
AutoZone Parts, Inc.	Nevada
AutoZone Stores LLC	Nevada
AutoZone Texas LLC	Nevada
AutoZone West LLC	Nevada
AutoZoners, LLC	Nevada
Riverside Captive Insurance Company	Arizona

In addition, 30 subsidiaries organized in the United States and 24 subsidiaries organized outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.